vtech

Exempted No. : 82-3565
Our Ref. No. : PF244-96/06
Direct Line : (852) 2680 1705 / 2680 5033 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact Dickson CHAN / Vicki LAU / Winnie SO)

VTech Holdings Ltd
Incorporated in Bermuda with Limited Liability

14th August 2006

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Room 3099, Mail Shop 3-7
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Re : VTech Holdings Limited (the "Company")
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the poll results announcement for the Annual General Meeting of the Company held on 11th August 2006 as published in an English newspaper in Hong Kong on 14th August 2006 for your filing.

Yours faithfully

Dickson CHAN
Legal & Compliance Manager

Encl.

c.c. Mr. Thomas DiVivo
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(with enclosure)

23/F, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, Hong Kong
Tel (852) 2680 1000 Fax (852) 2680 1300

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 303)

ANNUAL GENERAL MEETING HELD ON 11TH AUGUST 2006 – POLL RESULTS

At the Annual General Meeting (the "AGM") of VTech Holdings Limited (the "Company") held at Centenary II, G/F, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong on 11th August 2006 at 3:30 p.m. (Hong Kong time), a poll was demanded by the Chairman for voting on all proposed resolutions, as set out in the notice of annual general meeting dated 10th July 2006.

We are pleased to announce that as the required majority votes was obtained, each of the following resolutions was duly passed as ordinary resolution at the AGM and the poll results are set out as follow:–

	Resolutions	No. of Votes (%)	
		For	**Against**
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March 2006.	171,786,515 (100.00%)	0 (0.00%)
2.	To declare a final dividend of US26.0 cents per share for the year ended 31st March 2006.	172,004,615 (100.00%)	0 (0.00%)
3.	(a) To re-elect Mr. Allan WONG Chi Yun as director;	171,984,615 (99.99%)	20,000 (0.01%)
	(b) To re-elect Mr. Albert LEE Wai Kuen as director;	171,783,515 (100.00%)	3,000 (0.00%)
	(c) To fix the remuneration of the Directors.	171,786,515 (100.00%)	0 (0.00%)
4.	To re-appoint KPMG as the auditors and to authorise the Board of Directors to fix their remuneration.	171,769,515 (99.99%)	17,000 (0.01%)
5.	To grant a general mandate to the Directors to repurchase shares representing up to 10% of the issued share capital of the Company as at the date of this resolution.	171,987,615 (99.99%)	17,000 (0.01%)
6.	To grant a general mandate to the Directors to allot, issue and deal with additional shares representing up to 10% of the issued share capital of the Company as at the date of this resolution.	128,202,631 (75.69%)	41,185,884 (24.31%)
7.	To extend the general mandate granted to the Directors to allot, issue and deal with additional shares by the addition of such number of shares to be repurchased by the Company.	171,274,515 (99.70%)	512,000 (0.30%)

As at the date of the AGM, the total number of issued shares in the Company was 238,985,133 shares, which was the total number of shares entitling the shareholders to attend and vote for or against the resolutions at the AGM. There is no restriction on any shareholders casting votes on any of the resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Share Registrars of the Company in Hong Kong, acted as scrutineers for the purpose of vote-taking at the AGM.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Allan WONG Chi Yun (Chairman and Group Chief Executive Officer), Mr. Albert LEE Wai Kuen (Deputy Chairman) and Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Mr. Patrick WANG Shui Chung, all being independent non-executive directors.

By Order of the Board
VTech Holdings Limited
CHANG Yu Wai
Company Secretary

Hong Kong, 11th August 2006

Website: http://www.vtech.com